LAW OFFICES OF LOUIS E. TAUBMAN, P.C.

225 Broadway, Suite 1200

New York, New York 10007

(212) 732-7184   Fax:  (212) 202-6380

E-mail: Louistlaw@aol.com

May 16, 2005

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Re:

AXM Pharma, Inc.

Registration Statement on Form S-3/A

File No. 333-124945

Dear Sir or Madam:

We are counsel to AXM Pharma, Inc.  On behalf of our client, enclosed herewith please find an amended Registration Statement on Form S-3/A for AXM Pharma.  The original S-3 was filed on Friday, May 13, 2005.  It has come to our attention that we mistakenly omitted 50,017 shares of common stock underlying dividends that AXM Pharma distributed to its shareholders on January 19, 2005 from the registration statement.

We respectfully request the Commission’s consent to file this amendment with the effect provided in section 8(a) of the Securities Act of 1933 so that this amendment be treated as part of the registration statement filed on May 13, 2005.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding this amendment, the registration statement or this letter.

Very truly yours,

/s/ Louis E. Taubman Louis E. Taubman

cc:  Song Brandon, Esq.

      AXM Pharma, Inc.

Enclosures